FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Host Seventh Annual Wireless Enterprise Symposium	2
2.	SAP and RIM Usher In a New Era for Enterprise Mobility	4

Document 1

May 2, 2008

FOR IMMEDIATE RELEASE

RIM to Host Seventh Annual Wireless Enterprise Symposium

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will host the seventh annual Wireless Enterprise Symposium (WES) from May 13 – 15, 2008 in Orlando, Florida. WES is the biggest BlackBerry® event of the year and draws a comprehensive ecosystem of leading vendors and experts from the wireless industry together for a truly unique event.

This year the symposium will feature 140 exhibitors in the solutions showcase and host thousands of delegates from over 80 countries worldwide. WES provides an exceptional opportunity for enterprise customers, carriers, ISV's, developers, resellers and system integrators to gather, collaborate and form new business relationships.

WES 2008 co-sponsors include Alcatel- Lucent, IBM, SAP, TeleNav, AT&T, Brightstar, Conceivium Business Solutions, Google, HP, Neverfail, Rove Mobile, Sony Ericsson, Sprint Nextel, Symbian, ThinPrint, T-Mobile USA, Verizon Wireless, Viigo, Vodafone, and Zenprise. Leading experts from Forrester Research, IDC, Yankee Group, and Ovum will also be in attendance.

Keynote speakers at this year’s Wireless Enterprise Symposium include James M. Kilts, Ray Kurzweil, Mike Lazaridis, Bob Stutz and Bob Picciano. Mr. Kilts, has a world-class reputation as a business leader and is well known for reviving companies like Nabisco and Gillette. Mr. Kurzweil, an inventor, entrepreneur, author, and futurist, has had his ideas on the future touted by many famous fans. Mr. Lazaridis, is well known as a visionary, pioneer, innovator and engineer of extraordinary talent. He is Founder, President and Co-CEO of Research In Motion. Bob Stutz, Executive Vice President and General Manager, Industries and CRM is responsible for driving SAP's Industries as well as CRM Product and Strategy. Bob Picciano, General Manager, Lotus Software has oversight for an extensive portfolio of collaboration tools designed to empower people to be more effective, responsive and innovative within the context of the work they do. In addition, a broad array of general sessions, technical seminars, case studies, demonstrations, exhibits, training, labs and workshops will be offered.

Wireless Enterprise Symposium 2008 features four tracks with a choice of more than 100 sessions to enable attendees to customize and maximize their learning opportunities.

Architecting and Managing the Wireless Infrastructure

This track recognizes that no two IT infrastructures are exactly the same and features more than 25 sessions focused on building the most flexible, agile and manageable deployments for IT administrators. Attendees will be provided with tools and techniques for making strategic choices as they look to roll out and expand their BlackBerry solution within the scope of their own unique environment and the requirements of their business.

Developing Enterprise Applications

Developers are well aware that the demand for wireless applications has never been stronger. This track will demonstrate developer tools like BlackBerry MDS Studio and Java frameworks for building and implementing the best applications for each business need. Developers will focus on improving business processes and fast tracking application development for mobilizing SAP, Lotus Domino and .NET applications using the BlackBerry platform.

Mobile Insights and Opportunities

Leading industry analysts will present insights, trends and results that enterprises are achieving around the globe. Representatives from companies with successful deployments will also illustrate the ideas and methods that have changed the way they do business and brought real competitive advantage through mobile technology.

The BlackBerry Solution and Beyond

The BlackBerry solution continues to define mobility and offer organizations new ways to operate and compete effectively. This track offers a roadmap of the BlackBerry Enterprise Solution giving insight to planned features and enhancements and the implications for organizations.

For more information on Wireless Enterprise Symposium 2008, or to register online, please visit: http://www.attendwes.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

May 2, 2008

For Immediate Release

SAP and RIM Usher In a New Era for Enterprise Mobility

The Leader in Enterprise Software and the Leader in Mobile Connectivity for the Enterprise Partner to Change the Way People Work

NEW YORK — May 2, 2008 — SAP AG (NYSE: SAP AG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a co-innovation partnership to usher in a new era in enterprise mobility. SAP, the leader in enterprise software, and RIM, the leader in mobile connectivity for the enterprise, have joined forces to change the way people work, by enabling anytime, anywhere mobile access to SAP enterprise applications through the widely adopted BlackBerry® platform.

Just as the BlackBerry wireless platform has transformed the way people use e-mail, SAP and RIM will bring the power and productivity of SAP enterprise applications to the BlackBerry platform in a similarly robust and user-friendly manner. Mobile users will soon be able to work freely on SAP, no longer tethered to their desktops or offices in order to perform their jobs. By tearing down the walls between enterprise computing and mobile connectivity, SAP and RIM are enhancing employee productivity.

The first output expected from this new partnership is a native BlackBerry smartphone client that will merge the power of the SAP® Customer Relationship Management (SAP CRM) application with core BlackBerry smartphone applications, including the BlackBerry Email, Address Book and Calendar applications, to deliver an indispensable tool for sales people. The new mobile SAP CRM application will leverage the inherent security, management capabilities and efficiency of the BlackBerry platform and the intuitive user experience of BlackBerry smartphones. Organizations that already have the SAP CRM and the BlackBerry solutions deployed will require only basic user training and minimal incremental IT infrastructure investments.

According to research firm IDC, the mobile user population is set to increase from about 800 million in 2007, accounting for 25.7 percent of the worldwide workforce, to one billion in 2011, accounting for 30.4 percent of the workforce.1

“Providing access to and securing broad adoption of enterprise applications with mobile workers has been a pervasive challenge over the years,” said Mary Wardley, vice president, CRM Applications, IDC. “Most existing solutions require users to learn yet another application and navigation paradigm on their devices, and for IT to manage a complex infrastructure to deploy and support. By having a native application on a BlackBerry smartphone that easily extends functionality but retains the native ease of use, users will find it non-intrusive to adopt applications such as CRM. This is an exciting partnership and definitely has the potential to change the game.”

This groundbreaking partnership between two leaders in their respective markets leverages best-in-class business applications and mobile technology to deliver:

Expanded Reach of SAP® Business Suite Applications – Users rely on their BlackBerry smartphones for access to people and information on the go, so it becomes easier to introduce new enterprise applications with a far greater adoption rate.

Automated Data Synchronization – The new solution leverages the push-based architecture of BlackBerry® Enterprise Server to automate data synchronization between business systems and mobile applications. BlackBerry smartphone users have the flexibility to use the mobile enterprise application even in the absence of network coverage. Once back in coverage, all updates queued on the handset and back-end servers are automatically transferred without user action, similar to how e-mail on BlackBerry smartphones works today.

Easy Deployment – The mobile device management capabilities of BlackBerry Enterprise Server allow IT groups to centrally manage and wirelessly deploy mobile applications to BlackBerry smartphones.

Market-Leading Enterprise-Class Security – The proven capability and demonstrated track record from SAP in enterprise applications security, combined with the renowned wireless security of the BlackBerry platform, helps ensure enterprise-class security for the end-to-end solution.

Low Incremental Cost of Ownership – Businesses that have already deployed BlackBerry Enterprise Server and SAP applications can leverage their existing investments and keep deployment and maintenance costs at a minimum.

“SAP is thrilled to bolster its long-standing relationship with RIM through the co-development of this breakthrough offering,” said Bill McDermott, president and CEO, SAP Americas and Asia Pacific Japan. “By combining RIM’s expertise for empowering the mobile worker and SAP’s strength in business computing, we are embarking on an exciting future to make it easier and more convenient for today’s business users to perform their jobs. Our extended partnership with RIM will open many new doors for mobile workers around the world who require real-time mobile access to enterprise applications in a secure setting.”

“In concert with SAP, we are bringing the unique benefits of the BlackBerry platform to SAP applications, providing organizations with the security, manageability, efficiency and ‘push’ capabilities of the BlackBerry platform with a dedicated client application that also integrates with core BlackBerry applications,” said Jim Balsillie, co-CEO, Research In Motion. “Our partnership with SAP will allow us to deliver an unparalleled solution to our mutual customers who demand the very best in enterprise mobility. With this new partnership, we have an excellent opportunity to further entrench BlackBerry as the leading mobile connectivity platform for enterprise information access. The vision that users can have access to SAP’s enterprise computing applications from virtually anywhere, anytime, represents a new era of opportunity.”

As part of the work delivered through the partnership, RIM will enhance its framework for building intuitive, workflow-enabled mobile applications for the BlackBerry platform. The framework will serve as the basis for developing mobile applications for other solutions in the SAP Business Suite.

SAP and RIM will be previewing the mobile CRM application at the annual SAPPHIRE® conferences in Orlando, May 4 to 7, and Berlin, May 19 to 21, as well as at the Wireless Enterprise Symposium (WES) 2008, May 13 to 15 in Orlando.

For more information, please visit http://www.blackberry.com/go/sap. For more information about SAP CRM, please visit http://www.sap.com/solutions/business-suite/crm/index.epx

1IDC, Worldwide Mobile Worker Population 2007–2011 Forecast, December 2007 - Doc # 209813

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around wireless platform, the RIM Wireless®the world and include the BlackBerry Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About SAP CRM

SAP® Customer Relationship Management (SAP CRM) is an important component of the SAP® Business Suite. With an eye toward empowering the growing business user market, this breakthrough product has been co-innovated with leading customers and partners, and is designed to be simple and powerful to solve real business problems. SAP CRM offers capabilities such as trade promotions management, business communications management and pipeline performance management. SAP CRM features a dynamic user interface (UI) that gives business users the power to easily access all relevant information to best serve customers.

About SAP

SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 47,800 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)

# # #

(*) SAP defines business software as comprising enterprise resource planning and related applications.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2008 SAP AG. All rights reserved.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to editors:

To view video stories on diverse topics, visit www.sap-tv.com. From this newly launched site, you also can embed videos into your own Web pages, share video via email links and subscribe to RSS feeds from SAP TV. No registration is required. To preview and request broadcast-standard video digitally or by tape, log on to www.thenewsmarket.com/sap, where registration and video is free to the media.

For customers interested in learning more about SAP products:

Global Customer Center: +49 180 534-34-24

United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:

SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT; press@sap.com

Saswato Das, SAP Media Relations, +1 (212) 653-9571, saswato.das@sap.com , EDT

Siobhan Lyons, Burson Marsteller for SAP, +1 (415) 591-4012, siobhan.lyons@bm.com, PDT

Hilmar Schepp, SAP Media Relations, +49 6227 7- 46799, hilmar.schepp@sap.com, CET

Marisa Conway, Brodeur (for RIM), +1 (212) 771-3639, mconway@brodeur.com, EDT

For more information, financial community only:

Stefan Gruber, SAP Investor Relations, +49 (6227) 7-44872, investor@sap.com, CET

Martin Cohen, SAP Investor Relations, +1 (212) 653-9619, mailto: investor@sap.com, EDT

RIM Investor Relations, +1 (519) 888-7465, investor_relations@rim.com, EDT

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 2, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer